UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers 33-89818, 33-96568, 333-08041, 333-57107 and 333-52612

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

CLUBCORP, INC.

(Exact name of issuer of the securities held pursuant to the plan)

3030 LBJ Freeway, Suite 700, Dallas, Texas 75234

(Address of principal executive office)

(972) 243-6191

(Issuer’s telephone number; including area code)

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Independent Auditors’ Report

The Board of Trustees

ClubCorp Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of ClubCorp Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ClubCorp Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, schedule H, line 4i – schedule of assets (held at end of year) and schedule H, line 4j – schedule of reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule H, line 4i – schedule of assets (held at end of year) that accompanies the Plan’s financial statements does not disclose the historical cost of certain plan assets held. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

KPMG LLP

Dallas, Texas

June 27, 2003

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Cash	$175,693	46,512
Investments:
ClubCorp, Inc. common stock, at estimated fair value	35,328,241	49,719,783
Short-term investments, at fair value	1,678,040	1,050,981

	37,006,281	50,770,764

Receivables:
Employer contributions	258,113	315,606
Employee contributions	63,073	335,876

	321,186	651,482

Total assets	37,503,160	51,468,758

Liabilities:
Miscellaneous payables	5,500	—

Net assets available for benefits	$37,497,660	51,468,758

See accompanying notes to financial statements.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Employer contributions	$1,197,369	1,415,988
Employee contributions	5,914,104	7,124,553
Investment income	19,129	30,662
Other	8,880	—

	7,139,482	8,571,203

Deductions from net assets attributed to:
Net depreciation in fair value of investments:
ClubCorp, Inc. common stock	14,391,542	18,422,579
Benefits paid and withdrawals	6,626,822	7,490,615
Administrative expenses	92,216	156,001

	21,110,580	26,069,195

Net decrease in net assets available for benefits	(13,971,098)	(17,497,992)

Net assets available for benefits:
Beginning of year	51,468,758	68,966,750

End of year	$37,497,660	51,468,758

See accompanying notes to financial statements.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	General

The ClubCorp Employee Stock Ownership Plan (Plan) is a defined contribution plan covering employees of ClubCorp, Inc.’s participating subsidiaries (ClubCorp or the Employer) who have completed one year of service and worked at least 1,000 hours during their eligibility year of service. The sponsoring employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for more complete information.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

(b)	Contributions

Participating employees may elect to contribute up to 6% of their eligible compensation to the Plan. Contributions to the Plan are primarily invested in ClubCorp common stock. Participants may elect to diversify a portion of their account assets upon meeting certain age and participation requirements. The Employer matches 20% of the employee contributions and may, at its discretion, match up to an additional 30% of employee contributions. For the years ended December 31, 2002 and 2001, ClubCorp made no discretionary contributions.

The maximum amount which may be added to any participant’s account in any year is the lesser of $40,000 or 100% of their compensation for that year for all ClubCorp defined contribution plans. This maximum amount includes the participant’s share of ClubCorp’s contributions.

(b)	Participant Accounts

Each participant’s account is credited with the allocation of ClubCorp’s contributions based on the participant’s contributions to the Plan. Earnings and losses from investments are allocated to the participants’ accounts based on their individual quarter-end balances. Forfeitures of terminated participants’ nonvested accounts are used to cover direct administrative expenses of the Plan (see note l(g)).

(d)	Vesting

Participants are gradually vested in ClubCorp’s contributions as determined by years of credited service. Prior to January 1, 2002, full vesting was attained after seven years of credited service. Effective January 1, 2002, full vesting is attained after six years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon.

(e)	Payment of Benefits

Benefits are paid to participants upon retirement, permanent disability, termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period, or through transfer to another retirement plan in an amount equal to the value of the participant’s account. The participant or beneficiary may also elect to receive ClubCorp common stock in lieu of cash.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(f)	Diversification

Diversification of a participant’s account is allowed when the participant has reached the age of 55 and has completed ten or more years of participation in the Plan. Those Participants who meet the eligibility requirements can elect to transfer 25% of eligible assets to the ClubCorp Individual Investment Plan, a separate plan. Such an election is permitted each year as a distribution and amounted to $710,822 and $1,485,374 in 2002 and 2001, respectively.

(g)	Administrative Expenses

Forfeitures are used by the Plan to pay direct administrative expenses, which amounted to $92,216 and $156,001 in 2002 and 2001, respectively. Indirect expenses and any direct expenses not covered by forfeitures are paid by ClubCorp. Indirect administrative expenses of $386,181 and $256,874 were paid by ClubCorp on behalf of the Plan in 2002 and 2001, respectively.

(h)	Plan Termination

Although it has not expressed any intent to do so, ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net assets would be distributed to Plan participants based on each participant’s account balance.

(i)	Form 5500 Reconciliation

The net assets available for benefits recorded in the Plan’s Form 5500 as of December 31, 2002 and 2001 are less than the corresponding amounts reported in the accompanying financial statements by $13,412 and $11,885, respectively. These differences relate to benefits payable at year end for terminations.

(j)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(2)	Investments

The following table presents the fair value of investments at December 31, 2002 and 2001.

	2002		2001
	Units/shares	Fair value	Units/shares	Fair value
Investment at estimated fair value:
ClubCorp common stock	4,107,935	$35,328,241	4,109,073	$49,719,783
Investment at quoted market value:
Schwab Institutional Advantage Money Fund (Third Party Administrator)	1,678,040	1,678,040	1,050,981	1,050,981

		$37,006,281		$50,770,764

If available, quoted market prices are used to value investments of the Plan. Because there is no public market for the common stock of ClubCorp, a financial advisor has been engaged by ClubCorp to render an opinion on the fair market value of the common stock, which was $8.60 and $12.10 at December 31, 2002 and 2001, respectively. All purchases of common stock by the Plan were made on or shortly after an appraisal date at the fair market value. Purchases of common stock by the Plan are made from ClubCorp and its shareholders.

(3)	Employer Contributions Receivable

Matching contributions are allocated to employees’ accounts at the end of each quarter; therefore, the accompanying financial statements reflect a receivable for the fourth quarter’s Employer match credited to employees’ accounts but not received by year-end.

(4)	Federal Income Taxes

The Plan obtained its latest tax determination letter on October 1, 2001, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Financial Instruments

The carrying values of financial instruments such as cash and receivables approximate their fair values because of the nature and short maturity of these instruments. ClubCorp common stock and short-term investments are carried at estimated fair value and fair value, respectively.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Date:	July 15, 2003	By:	/s/Jeffrey P. Mayer
Jeffrey P. Mayer
Chief Financial Officer
ClubCorp, Inc.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of investment	Cost		Current value
Common stock – ClubCorp, Inc.*	4,107,935 shares	$	**	$35,328,241

Schwab Institutional Advantage Money Fund – Short-Term Investment Fund * (Third Party Administrator)	1,678,040 units		1,678,040	1,678,040

				$37,006,281

* Party-in-interest

** Historical cost information not available for this investment.

See accompanying independent auditors’ report.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of party involved	Description of asset	Aggregate number of transactions	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Purchases:
Schwab Institutional Advantage Money Fund	Money market fund	196	$7,551,255	—	—	—	7,551,255	7,551,255	—
Sales:
Schwab Institutional Advantage Money Fund	Money market fund	358	—	6,924,196	—	—	6,924,196	6,924,196	—

See accompanying independent auditors’ report.

Index to Exhibits

Exhibit No.	Description

23.1	Independent Auditors’ Consent